SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     T              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                         No    T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding operational statistics for 2019 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 20, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or com- pleteness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Operational Statistics for 2019

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company” or "Sinopec Corp.") in connection with certain matters relating to the operational statistics for 2019 of the Company.

The Board of directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Production	Unit	2019	2018	Change %
Oil and gas	mmboe	458.85	451.46	1.64
Crude Oil	mmbbls	284.22	288.51	(1.49)
China	mmbbls	249.43	248.93	0.20
Overseas	mmbbls	34.79	39.58	(12.10)
Natural Gas*	bcf	1,047.78	977.32	7.21

Refinery Throughput**	Million tonnes	248.52	244.01	1.85
Gasoline	Million tonnes	62.77	61.16	2.63
Diesel	Million tonnes	66.06	64.72	2.07
Kerosene incl. Jet Fuel	Million tonnes	31.16	28.91	7.78
Light Chemical Feedstock	Million tonnes	39.78	38.52	3.27

Ethylene	'000 tonnes	12,493	11,512	8.52
Synthetic Resins	'000 tonnes	17,244	15,923	8.30
Synthetic Fibers	'000 tonnes	1,289	1,218	5.83
Synthetic Rubbers	'000 tonnes	1,047	896	16.85

Production	Unit	2019	2018	Change %
Total Domestic Sales Volume of Refined Oil Products	Million tonnes	184.45	180.24	2.34
Retail	Million tonnes	122.54	121.64	0.74
Direct sales & Distribution	Million tonnes	61.91	58.61	5.63

Note :

*	1 cubic meter = 35.31 cubic feet

**	1 tonne = 7.35 barrels

The above table includes 100% of the production from domestic joint ventures.

Important Notice: The production data for 2019 as set out in the table above are based on the Company's current statistics, which are not audited. The Company will release its audited data in its annual report, which may be different from, and in such cases shall prevail, the above data.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
20 January 2020

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Li Yun- peng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 20, 2020